MAIL STOP 7010
									August 16, 2006

Mark Irion
Chief Financial Officer
Neff Rental LLC and Neff Finance Corp.
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

Re:	Neff Rental, LLC
	Registration Statement S-4
	File No. 333-130841
	Filed August 2, 2006

Dear Mr. Irion:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Historical Consolidated Financial Data, page 18

1. We have reviewed your response to comment one. Question 10 of our
June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures requires discussion of the materiality of the credit agreement, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. You disclose the potential magnitude of a change in your interest rate assuming current debt levels remain constant. However, you do not disclose the Adjusted EBITDA required to maintain your current interest rate assuming current debt levels.
In the response to comment four in your letter dated July 6, 2006, you stated that Adjusted EBITDA is an important metric in determining the cost of borrowings under the ABL credit facility. It is unclear how Adjusted EBITDA is useful to a reader in understanding your cost of borrowing without disclosure of the limits at which changes in the interest rate are triggered and resulting interest rates. Please revise your presentation on page 21 to:
* Disclose the calculation of your leverage ratio as of each balance sheet date presented in a tabular format.
* Disclose the leverage ratio ranges and corresponding interest rates under the ABL credit facility.
* Disclose the ratio of Adjusted EBITDA to interest expense for each period presented. If interest expense for purposes of your covenant differs from GAAP interest expense, please show its calculation in a tabular format.
* Disclose the extent of the restriction on your ability to incur additional indebtedness should your ratio of Adjusted EBITDA to interest expense exceed 2:1.

2. It is unclear how your presentation of Adjusted EBITDA margin provides additional information to investors about the calculation of financial metrics and covenants contained in the agreements governing your indebtedness. Please note that discussion of non-GAAP financial measure for purposes other than those discussed in Question 10 of our
June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures is not permitted unless presentation of the measure is otherwise allowable under Item 10(e) of Regulation S-K. Please revise your disclose to clarify the appropriateness of your presentation of Adjusted EBITDA margin or remove your references to it.

Note 5 - Notes Payable and Debt, page F-32

3. Please revise your disclosure in the fourth paragraph on page
F-33
to clarify whether your non-compliance with the trust indenture was corrected within 60 days and therefore does not constitute a default.

Exhibit 5.1

4. We note your response to comment 4 of our letter dated July 19, 2006. Please revise further to give us more detail concerning the purpose of assumptions (i), (iv) and (v) in paragraph d.
Alternatively, please delete these assumptions.

5. We note your response to comment 6 of our July 19, 2006 letter. However, it does not appear that you have made the deletions as indicated in your response letter. Please revise and advise.

Closing Comments

      You may contact Scott Watkinson at (202) 551-3741 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Dennis D. Lamont, Esq.
	(212) 751-4864
Mark Irion
Neff Rental LLC and Neff Finance Corp.
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE